SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 29, 2020

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BlackRock Retirement Income 2030 Fund and BlackRock Retirement Income 2040 Fund of BlackRock Funds II; Post-Effective Amendment No. 351 to the Registration Statement on Form N-1A (File Nos. 333-142592 and 811-22061)

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Funds II (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 351 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of BlackRock Retirement Income 2030 Fund (the “2030 Fund”) and BlackRock Retirement Income 2040 Fund (the “2040 Fund” and, together with the 2030 Fund, the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on July 29, 2020.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Funds deemed appropriate. We have reviewed the Amendment and represent to the Securities and Exchange Commission (the “Commission”) that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

July 29, 2020

The Amendment also contains the Trust’s responses to the telephonic comments provided by Mr. John Grzeskiewicz of the staff (the “Staff”) of the Commission on June 24, 2020 regarding the Trust’s Post-Effective Amendment No. 349 to its Registration Statement filed with the Commission on May 15, 2020 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment 1:    Please consider clarifying, particularly in the “Fund Overview” sections, that each Fund is not a “target date” fund that uses a “glidepath” feature to change the allocation of its investments over time.

Response:    In response to the Staff’s comment, each Fund will add the following disclosure to its principal investment strategies:

“The Fund is not a target date fund that follows a “glidepath” in which the mix of investments among asset classes becomes more conservative over time according to a predetermined path. Rather, the Fund’s allocations among asset classes, through its investments in MAI and derivatives, will vary from year to year and may become more conservative or more aggressive in any given year.”

Comment 2:    In the “Fund Overview—Principal Investment Strategies of the Fund” section for each Fund, please consider clarifying that each Fund will terminate as of the year stated in its name.

Response:    As described in the response to Comment 15 below, each Fund will add disclosure to clarify that it intends to make its liquidating distribution and terminate within the year stated in its name.

Comment 3:    In the “Details About the Funds—Investment Risks—Principal Risks of Investing in the Funds and the Underlying Fund” section and also preferably in the principal risk subsections of each Fund’s “Fund Overview” section, please consider describing the types of investors for whom each Fund is intended (see the Division of Investment Management’s guidance contained in “ADI 2019-08 - Improving Principal Risks Disclosure”).

July 29, 2020

Response:    In response to the Staff’s comment, each Fund will add the following disclosure to its principal risks as part of Managed Distribution Tax Risk:

“Because the Fund follows a decumulation strategy and its distributions may consist of return of capital, it may not be appropriate for an investor who does not want his or her principal investment in the Fund to decrease over time or who does not wish to receive return of capital.”

Comment 4:    The Staff notes that the Fund’s principal risks are listed in alphabetical order. Please re-order the principal risks to prioritize the risks that are most likely to adversely affect each Fund (see the Division of Investment Management’s guidance contained in “ADI 2019-08 - Improving Principal Risks Disclosure”).

Response: The Trust has considered the Staff’s comment and has determined to keep the order of the risk factors in alphabetical order. The Trust also notes that it has included the following disclosure in the sections of the Funds’ prospectus entitled “Fund Overview—Principal Risks of Investing in the Fund and the Underlying Fund” and “Details About the Funds—Investment Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 5:    Please provide completed fee tables and expense examples to the Staff for all share classes of the Funds a week prior to the effectiveness of the Funds’ registration statement.

Response:    Completed fee tables and expense examples for each Fund’s Investor A Shares and Institutional Shares were provided supplementally to the Staff on July 22, 2020.

Comment 6:    Please explain whether there will be a line item for “Acquired Fund Fees and Expenses” in each Fund’s fee table.

Response:    Each Fund’s fee table includes a line item reflecting Acquired Fund Fees and Expenses charged by the Underlying Fund.

Comment 7:    The Staff requests confirmation that the contractual fee waiver that will be listed in footnote 4 to the Fee Tables in the Funds’ Prospectus will be in place for at least one year from the effective date of the Funds’ Registration Statement.

July 29, 2020

Response:    The Trust confirms that the contractual fee waiver that will be listed in footnote 4 to the Fee Tables in the Funds’ Prospectus will be in place for at least one year from the effective date of the Funds’ Registration Statement.

Comment 8:    Please confirm, if applicable, that the recapture provision in the adviser’s expense limitation agreement would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:    The Trust confirms that the recapture provision in the adviser’s expense limitation agreement would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. The Trust notes that the following disclosure is included in the section of the Funds’ Registration Statement entitled “Management of the Funds — BlackRock”:

“With respect to the contractual agreement to cap net expenses described above, if during a Fund’s fiscal year the operating expenses of a share class, that at any time during the prior two fiscal years received a waiver and/or reimbursement from BlackRock, are less than the current applicable expense limit for that share class, the share class is required to repay BlackRock up to the lesser of (a) the amount of fees waived or expenses reimbursed during those prior two fiscal years under the agreement and (b) an amount not to exceed either (x) the current applicable expense limit of that share class or (y) the applicable expense limit of the share class in effect at the time that the share class received the applicable waiver and/or reimbursement, provided that: (i) the Fund of which the share class is a part has more than $50 million in assets and (ii) BlackRock or an affiliate serves as the Fund’s manager or administrator. This repayment arrangement will terminate on July 31, 2027, and applies only to the contractual cap on net expenses and does not apply to any voluntary waivers that may be in effect from time to time.”

Comment 9:    In the “Fund Overview—Principal Investment Strategies of the Fund” section for each Fund, please consider disclosing what happens to each Fund on the date specified in its name (e.g., termination of the Fund). If there will be an amount of assets or an expected amount of assets remaining in each Fund in the final year, please consider disclosing that as well.

Response:    Please see the response to Comment 15 below.

July 29, 2020

Comment 10:    In the “Fund Overview—Principal Investment Strategies of the Fund” section for each Fund, please consider amending the disclosure to clarify what is meant by “decumulating” each Fund’s assets.

Response:    In response to the Staff’s comment, each Fund will make the following revisions to its principal investment strategies:

“The Fund expects to make monthly distributions as it seeks to achieve its investment objective of decumulating (or reducing over time) the Fund’s assets to a predefined target Fund net asset value per share, as a percentage of the Fund’s net asset value per share at inception, over the term of the Fund. The amount of the Fund’s distributions for any given period may exceed the amount of the Fund’s income and gains for that period. Accordingly, the Fund’s distributions may consist of a return of capital (or principal invested) in addition to any income or gains.”

Comment 11:    In the “Fund Overview—Principal Investment Strategies of the Fund” section for each Fund, please consider amending the disclosure to discuss the concept of return of capital including that Fund shareholders may receive a return of principal, not just earnings.

Response:    Please see the response to Comment 10 above.

Comment 12:    In the “Fund Overview—Principal Investment Strategies of the Fund” section for each Fund, with respect to each Fund’s fixed income investments, please consider disclosing the quality and maturity limitations applicable to such investments, if any. With respect to each Fund’s equity investments, please consider disclosing whether each Fund will invest in foreign issuers and whether there are any limitations with respect to the capitalization size of such equity issuers.

Response:    Each Fund will add disclosure regarding these investment types to its principal investment strategies.

Comment 13:    The sections of the Funds’ prospectus entitled “Fund Overview—Principal Risks of Investing in the Fund and the Underlying Fund—Limited Term Risk” each contain the following disclosure:

“Depending upon a variety of factors, including the performance of the Fund’s portfolio over the life of the Fund and the Fund’s intention to pay minimum monthly distributions during the term that may include return of capital, the amount distributed to shareholders at liquidation may be significantly less than the Target Percentage or zero.”

July 29, 2020

Please consider highlighting this disclosure in boldface. Please also consider adding this disclosure to the “Principal Investment Strategies of the Fund” section for each Fund.

Response: The Funds will bold this disclosure within the principal risks and will add this language to the principal investment strategies for each Fund.

Comment 14:    The sections of the Funds’ prospectus entitled “Fund Overview—Principal Risks of Investing in the Fund and the Underlying Fund” each contain a paragraph regarding “REIT Investment Risk,” however, investments in REITs are not discussed in the “Fund Overview—Principal Investment Strategies of the Fund” section for each Fund. Please consider, if applicable, revising the “Principal Investment Strategies of the Fund” section to discuss investments in REITs. The Staff encourages funds to tailor risk disclosures to more closely describe the principal risks associated with an investment in that particular fund (see the Division of Investment Management’s guidance contained in “ADI 2019-08 - Improving Principal Risks Disclosure”).

Response: The Funds will add disclosure regarding REITs to the principal investment strategies for each Fund.

Comment 15:    The section entitled “Details About the Funds—How Each Fund Invests—Investment Processes—The Funds” contains the following disclosure:

“The 2030 Fund seeks to deliver its investment objective over a term of 10 years, at the end of which the 2030 Fund seeks to deliver a target Fund net asset value per share of at least 50% of the 2030 Fund’s net asset value per share at inception. The 2040 Fund seeks to deliver its investment objective over a term of 20 years, at the end of which the 2040 Fund seeks to deliver a target Fund net asset value per share of at least 25% of the 2040 Fund’s net asset value per share at inception.

At the conclusion of each Fund’s term (10 years from inception for the 2030 Fund and 20 years from inception for the 2040 Fund), each Fund intends to return its remaining assets to shareholders through a liquidating distribution. Subsequent to the payment of its liquidating distribution, each Fund will be terminated.”

Please consider adding this disclosure to each Fund’s summary section, as applicable.

July 29, 2020

Response:    The 2030 Fund will add the following disclosure to the section entitled, “Fund Overview—Key Facts About BlackRock Retirement Income 2030 Fund—Principal Investment Strategies of the Fund”:

“The Fund seeks to deliver its investment objective over a term of 10 years, at the end of which the Fund seeks to deliver a target Fund net asset value per share of at least 50% of the Fund’s net asset value per share at inception. At the conclusion of the Fund’s 10 year term within the year 2030, the Fund intends to return its remaining assets to shareholders through a liquidating distribution. Subsequent to the payment of its liquidating distribution, the Fund will be terminated. The Fund does not contemplate any extensions of the 10 year term.”

The 2040 Fund will add the following disclosure to the section entitled, “Fund Overview—Key Facts About BlackRock Retirement Income 2040 Fund—Principal Investment Strategies of the Fund”:

“The Fund seeks to deliver its investment objective over a term of 20 years, at the end of which the Fund seeks to deliver a target Fund net asset value per share of at least 25% of the Fund’s net asset value per share at inception. At the conclusion of the Fund’s 20 year term within the year 2040, the Fund intends to return its remaining assets to shareholders through a liquidating distribution. Subsequent to the payment of its liquidating distribution, the Fund will be terminated. The Fund does not contemplate any extensions of the 20 year term.”

Comment 16:    In the section entitled “Details About the Funds—How Each Fund Invests—Investment Processes—The Funds,” if there is a possibility of the 10-year term (for the 2030 Fund) or the 20-year term (for the 2040 Fund) being extended, please consider disclosing that possibility. If there is no such possibility of extension, consider so stating.

Response:    The Registrant does not anticipate extending the term of either Fund. The Registrant also notes that each Fund has included disclosure related to its anticipated termination in response to Comment 15 above.

Comment 17:    Please explain why each Fund is not in a master-feeder relationship with the Underlying Fund.

Response:    Each Fund is not in a master-feeder relationship with the Underlying Fund because the Underlying Fund is not currently structured as a master fund or a partnership for tax

July 29, 2020

purposes. Rather, the Underlying Fund is held directly by other shareholders who may not be “Accredited Investors” under the Securities Act of 1933, as amended. Moreover, as disclosed in its Prospectus, each Fund may make direct investments in certain instruments and may, upon notice to shareholders, invest in different underlying funds. Accordingly, Fund management has determined that the fund-of-funds structure is appropriate for the relationship between each Fund and the Underlying Fund.

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Please do not hesitate to contact me at (212) 839-5511 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Douglas E. McCormack

Douglas E. McCormack

cc:	Jessica A. Herlihy
Gladys Chang Jesse C. Kean John A. MacKinnon